EXHIBIT 3.1 (e)

ARTICLES OF AMENDMENT TO

ARTICLES OF INCORPORATION

OF HEALTH DISCOVERY CORPORATION

ARTICLE I.

The name of the corporation is Health Discovery Corporation (the “Corporation”).

ARTICLE II.

Effective as of May 27, 2020, Article Two of the Articles of Incorporation of the Corporation is amended to read as follows:

“2. Authorized Capital. The total number of shares of capital stock which the Corporation is authorized to issue is nine hundred million (900,000,000) shares of common stock (the “Common Stock”), no par value, and ninety million (90,000,000) shares of preferred stock (the “Preferred Stock”).

The Board of Directors of the Corporation is authorized, subject to limitations prescribed by law and the provisions of these Articles, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Georgia to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and relative rights of the shares of each such series and the qualifications, or restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(i)	The number of shares constituting that series and the distinctive designation of that series;

(ii)	The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payments of dividends on shares of that series;

(iii)	Whether that series shall have voting rights, in additions to the voting rights provided by law, and, if so, the terms of such voting rights;

(iv)	Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provisions for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(v)	Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption rates;

(vi)	Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(vii)	The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, and the relative rights or priority, if any, of payment of shares of that series; and

(viii)	Any other relative rights, preference and limitations of that series.”

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All other Articles and provisions of the Articles of Incorporation shall remain in full force and effect.

ARTICLE III.

This amendment was duly approved by the shareholders of the Corporation in accordance with Section 14-2-1003 of the Georgia Business Corporation Code on May 27, 2020.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed by its duly authorized officer as of May 27, 2020.

/s/ George H. McGovern, III
George H. McGovern, III
Chairman and CEO

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